July 21, 2015
WILLIAM L. HUGHES		EMAIL WHUGHES@FENWICK.COM Direct Dial (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Brian Cascio, Accounting Branch Chief Mary Beth Bresllin, Senior Attorney Geoffrey Kruczek, Senior Attorney Julie Sherman, Senior Accountant

Re:	Adesto Technologies Corporation
Draft Registration Statement on Form S-1
Submitted May 14, 2015
CIK No. 0001395848

Ladies and Gentlemen:

On behalf of Adesto Technologies Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (“Draft No. 3”) to the Draft Registration Statement on Form S-1 (CIK No. 0001395848) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2015 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 10, 2015 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter. The Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 3 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

The Company is requesting confidential treatment of the responses set forth in Attachments A and B to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachments A and B, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures, including the inclusion of unaudited interim financial statements as of and for the three months ended March 31, 2014 and 2015.

Our Solutions, page 2

1.	Where you make statements of comparison regarding your products’ benefits, such as the number of re-write cycles mentioned in the second bullet point, please revise to specify the competitive technology or device to which you are comparing your products.

The Company has revised the Draft Registration Statement on pages 2 and 73 of Draft No. 3.

Our Competitive Strengths, page 2

2.	Where you cite the breadth of your customer base, please also include disclosure regarding the concentration of sales that historically have been made to this customer base through a limited number of distributors. We note your disclosure on page 69 that more than half of your 2014 revenue was generated from sales to three independent distributors, “which many of [y]our end customers use as an alternative means of fulfillment to direct purchases.”

The Company has revised the Draft Registration Statement on pages 2, 45, 67 and 73 of Draft No. 3.

Capitalization, page 36

3.	We see that pro forma as adjusted capitalization will include the issuance of common shares upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering. Please explain to us your basis for assuming the exercise of these warrants and whether they are automatically exercised upon completion of the offering.

In response to the Staff’s comment, the Company advises the Staff that warrants to purchase 10,390,163 shares of the Company’s common stock will expire upon the completion of the offering to the extent unexercised (following notice of the offering) and that all of these warrants are expected to be “in the money.” The Company further advises the Staff that the terms of these warrants allow the holder to exercise contingent upon a termination event, such as an initial public offering. Accordingly, the Company will only reflect such issuances in the pro forma as adjusted column to the extent that the Company has received a contingent exercise notice from the warrant holder.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

Dilution, page 38

4.	Please revise the dilution table to begin with actual net tangible book value per share and to show the effect of the preferred stock conversion.

The Company has revised the Draft Registration Statement on page 38 of Draft No. 3.

5.	Please revise to show how the numbers and percentages in the table on page 39 would change assuming the exercise of all outstanding warrants and options.

The Company has revised the Draft Registration Statement on page 39 of Draft No. 3.

Selected Financial Data, page 40

Reconciliation of Non-GAAP Financial Measures, page 42

6.	We note that your primary adjustment to gross profit in the non-GAAP reconciliations is a reserve for products based on CBRAM technology and losses on CBRAM wafer purchase commitments. Please explain to us the nature of these amounts, where they are recorded in your financial statements and where they are discussed in the footnotes to your financial statements.

The Company supplementally advises the Staff that (i) the Company’s reserve for products based on CBRAM technology consists of the lower of cost or market reserves for CBRAM-based products in wafer probe, assembly, final test or finished goods, and (ii) its losses on CBRAM wafer purchase commitments represents projected losses using a lower of cost or market analysis on CBRAM wafers for which the Company had not yet taken delivery. The Company further advises the Staff that as part of its strategy to drive adoption of its CBRAM products, the Company has accepted selling prices that were below manufacturing cost, requiring it to take reserves against inventory and accrue for future losses to the extent costs exceed market price. The Company records these amounts in cost of revenue in the Company’s consolidated statements of operations for the periods presented. These amounts are presented in Note 2 to the Company’s consolidated financial statements as part of inventories and accrued expenses. The Company has revised the Draft Registration Statement on page 47 of Draft No. 3 to clarify where these amounts are recorded in its consolidated financial statements. The Company does not expect such reserves or accruals for such losses to be material in future years and believes that adjusting its GAAP gross profit and GAAP net loss for these amounts gives investors useful information with which to evaluate the Company’s performance.

Management’s Discussion and Analysis…, page 43

7.	Given the numerous benefits you cite on pages 68-69 regarding CBRAM-based products, please revise to clarify why revenues from those products have not been material to date, as you state in the penultimate paragraph on page 10.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

The Company has revised the Draft Registration Statement on page 44 of Draft No. 3.

Key Metrics, page 44

8.	Please revise to clarify what the metrics you disclose, including any changes in those metrics over the periods presented, have shown you regarding your “core operating performance” and “growth trends, establish[ing] budgets, measure[ing] the effectiveness of [y]our business strategies and assess[ing] operational efficiencies.”

The Company has revised the Draft Registration Statement on pages 41, 42, 45 and 46 of Draft No. 3.

Revenue, page 48

9.	Please revise to clarify the duration of the “significant interruption” you note and when you fully transitioned manufacturing to the new foundry. Please also clarify the scope of the impact of this event. For example, you indicate that the $10 million potential loss related to your inability to fulfill customer orders in 2014, as noted on pages 11-12. Please clarify whether these customers obtained products from other competing sources as a result of this inability and whether you continue to supply products to these customer.

The Company has revised the Draft Registration Statement on page 52 of Draft No. 3 to disclose the duration of the “significant interruption” and the scope of the impact of the event. The Company supplementally advises the Staff that the Company believes it did not experience material customer losses as a result of its inability to fulfill customer orders and currently does not expect any near- or long-term impact from this fulfillment issue. Further, the Company does not know how its customers typically managed their requirements during the transition and believes that it would be impractical to verify whether its customers obtained products from other competing sources during the transition.

10.	We reference the discussion on page 49 of the significant decline in revenues in 2014 as a result of the sudden declaration of bankruptcy in December 2013 of one of your wafer fabrication suppliers. Please revise to clarify the impact that this is expected to have on future operations.

As noted in its response to Comment 9, the Company supplementally advises the Staff that the Company does not expect any near- or long-term impact from the fulfillment issue arising from the bankruptcy in December 2013 of one of its wafer fabrication suppliers.

Sales and Marketing, page 49

11.	Please revise to explain the reason for the significant decrease in amortization expense of acquisition-related intangible assets in fiscal 2014.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

The Company has revised the Draft Registration Statement on page 53 of Draft No. 3.

Credit Facility, page 52

12.	We note the financial covenants mentioned here include asset coverage ratios and adjusted EBITDA. Please revise to compare how these ratios and EBITDA levels compare to the covenants to which you were subject under the debt agreements referenced on pages F-17 and F-18. That is, do the current covenants require higher or lower ratios?

The Company has revised the Draft Registration Statement on page 56 of Draft No. 3. The Company supplementally advises the Staff that under the prior credit facility the asset coverage ratio was 1.00 to 1.00 as of December 31, 2014 and the adjusted EBITDA level was a loss of $350,000 for the three months ended December 31, 2014 that would have increased over subsequent quarters to higher levels as compared to an asset coverage ratio of 1.00 to 1.00 as of September 30, 2015 and adjusted EBITDA level of $1 for the three months ending September 30, 2015 under the current credit facility.

JOBS Act, page 57

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither it nor anyone authorized to act on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company provides such written materials or becomes aware that such materials have been distributed, the Company will notify the Staff and provide copies of the relevant materials.

Business, page 59

14.	With a view toward clarified disclosure, please tell us how many of the 500 end customers are “large multinational companies” and the names of those companies.

The Company supplementally advises the Staff that approximately 60 of its end customers are large multinational companies. A list of these customers is provided on Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

Our Competitive Strengths, page 63

15.	Please revise the reference to 500 end customers to clarify the number who purchased legacy products and the number who purchased new products. Please provide similar clarification regarding the number of design wins noted on page 64.

The Company has revised the Draft Registration Statement on pages 2 and 67 of Draft No. 3 to add disclosure of purchases of new products and on pages 3, 46, 63 and 68 of Draft No. 3 to add disclosure of design wins for new products. The Company respectfully submits that disclosure of new products provides materially complete disclosure of the information requested by the Staff because the disclosure implies that the balance of the stated totals relates to legacy products.

Our Products, page 67

16.	Please provide the disclosure required by Regulation S-K Item 101(c)(1)(i) for each of the three product families mentioned here.

The Company respectfully submits that all of its products are of a similar nature as they share the same customers and targeted end markets, are similar in production processes and manufacturing flow and share support functions, such as sales, supply chain management and marketing, and general and administrative support, such as finance, legal, human resources, information technology and facilities. As such, the Company did not add disclosure under the Our Products subsection of Draft No. 3 on the basis that such disclosure was not material to an understanding of the Company’s business taken as a whole, as contemplated by Regulation S-K Item 101(c)(1)(i). The Company believes that investors are adequately informed by the Company’s revenue disclosures included elsewhere in the prospectus.

CBRAM-based Products, page 68

17.	We note the table on page 69 compares CBRAM technology to industry standard floating gate technology on the basis of features involving writing capabilities, and that the floating gate speeds cited are for NOR flash memory devices. Since your disclosure on page 61 indicates that NAND technology has faster write speeds than NOR, please revise the table to include comparisons based on NAND devices as well. Alternatively, include comparisons of CBRAM to floating gate technologies used in NOR devices with respect to reading capabilities as well as writing.

The Company has revised the Draft Registration Statement on pages 65 and 73 of Draft No. 3 to clarify that its products compete for sales with NOR flash memory products. The Company supplementally advises the Staff that the table on page 73 of Draft No. 3 is designed to illustrate the advantages that the Company’s CBRAM technology offers over directly competing NOR flash memory technologies. In general, NOR flash memory products and CBRAM-based products do not compete for sales with NAND flash memory products due to differences in product architectures and the applications such memory devices are built to serve, as more fully

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

described on page 65 of Draft No. 3. The discussion of NAND and NOR flash memory on page 65 of Draft No. 3 is designed to narrow the scope of the Company’s market opportunity for the reader by illustrating the differences between the NOR flash memory market and the NAND flash memory market. Because the Company does not intend to compete in the NAND flash memory market, it respectfully submits that making comparisons to the read or write speeds of NAND flash memory would not provide meaningful information to investors and could suggest that the Company’s market opportunity is larger than it believes to be the case.

Customers, page 69

18.	Please identify the customers who accounted for more than 10% of your revenues during 2013 and 2014, the loss of which would be material to you.

The Company has revised the Draft Registration Statement on page 73 of Draft No. 3.

Wafer Fabrication, page 70

19.	Please reconcile your disclosure on pages 11-12 that you do not have long-term supply agreements with any of your third-party contact manufacturers with your disclosure on page II-3 regarding the document you intend to file as Exhibit 10.07.

The Company has revised the Draft Registration Statement on pages 12 and 74 of Draft No. 3 to clarify that these statements relate to the products from which the Company derives substantially all of its revenue. Although the Company’s manufacturing agreement with Altis Semiconductor is an agreement that ordinarily accompanies the kind of business conducted by the Company and the Company is not substantially dependent upon it, the Company supplementally advises the Staff that it has elected to file its manufacturing agreement with Altis Semiconductor pursuant to Item 601(b)(10) of Regulation S-K, rather than Item 601(b)(99) of Regulation S-K, given the nature of the contract and the Company’s disclosures in the Draft Registration Statement about its CBRAM technology. The Company is prepared to file its agreement with Altis Semiconductor pursuant to Item 601(b)(99) of Regulation S-K instead to eliminate any confusion.

Intellectual Property and Licensing, page 72

20.	Please clarify the duration of the license with Axon Technologies.

The Company has revised the Draft Registration Statement on page 77 of Draft No. 3.

Management, page 74

21.	Please clarify the business experience during the past 5 years of Messrs. Chan and Cox.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

The Company respectfully advises the Staff that the principal occupation of both Mr. Chan and Mr. Cox during the past five years has been to serve as a member on the boards of directors of the several companies identified. The Company has revised the Draft Registration Statement on page 79 of Draft No. 3 to clarify when Mr. Chan began serving on various boards.

22.	Given your disclosure on page 30 regarding the concentration of ownership and control, please tell us whether you will be a controlled company under exchange listing rules and, if so, your analysis of whether that status creates material risks.

The Company supplementally advises the Staff that it believes it will not be a “controlled company” within the meaning of the exemption from the NASDAQ’s corporate governance requirements under applicable exchange rules because no individual, group or company will hold more than 50% of the voting power of the Company after the offering.

Employment

Agreements, page 81

23.	Your disclosure here and page 74 indicated that the executive officers listed are your employees; however, section 8 of Exhibit 10.10 and section 9 of Exhibits 10.8 and 10.9 indicate that they are employees of “TriNet.” Please reconcile.

The Company respectfully advises the Staff that its relationship with TriNet is a common arrangement that companies of its size use to effectively outsource certain human resources functions and thereby reduce operating expenses. As explained in its latest registration statement on Form S-1 (No. 333-198293) under “Business – The Co-Employment Model,” TriNet delivers services through a co-employment model, pursuant to which both it and its clients (i.e., the Company) are employers of its clients’ (i.e., the Company’s) workforce. This co-employment arrangement allows TriNet to lawfully provide payroll processing and human resources services, enabling the Company to allocate resources to higher priorities. The Company believes that providing disclosure of this co-employment arrangement would unnecessarily complicate the discussion of its executive officers and would not provide meaningful information to investors because the executive officers are in fact employees of the Company and the Company has concluded that this co-employment model creates no incremental risks to it or its employment relationships.

Principal Stockholders, page 91

24.	Given your disclosure in note 10 regarding the pledge, please tell us why ORIX Corporate Capital is not reported as a beneficial owner of these shares.

The Company respectfully informs the Staff that it has not identified ORIX Corporate Capital (“ORIX”) as a beneficial owner in the table on page 95 of Draft No. 3 because ORIX is not deemed to be the beneficial owner of the shares held by Harris & Harris Group, Inc. (“H&H”) pursuant to Rule 13d-3(d)(3). Based on representations provided to the Company by

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

H&H and the Company’s review of H&H’s periodic reports, the Company has determined that the requirements of Rule 13d-3(d)(3) are met insofar as ORIX is a pledgee of securities under a pledge agreement entered into in the ordinary course of business and ORIX has not declared a default nor determined that it will exercise its right to vote or direct the vote, or dispose or direct the disposition of, the pledged shares of Company stock. In addition, each of the factors set forth in Rule 13(d)(3)(i) through (iii) has been met in that: (i) the pledge agreement in favor of ORIX is bona fide and was not entered into with the purpose or effect of changing or influencing control of the Company; nor was the agreement made in connection with any transaction having that purpose or effect; (ii) ORIX is a person specified in Rule 13d-1(b)(ii); and (iii) under the pledge agreement, absent an event of default, ORIX does not have the power to vote or direct the vote, or to dispose or direct the disposition of, the pledged shares.

Description of Capital Stock, page 93

25.	With a view toward clarified disclosure, please tell us what provisions of the investors’ rights agreement mentioned in the first paragraph relate to the disclosure in this section regarding your capital stock and the duration of each of those provisions.

The Company has revised the Draft Registration Statement on page 97 of Draft No. 3.

Warrants, page 99

26.	Please disclose the exercise prices of the warrants to be outstanding after this offering.

The Company has revised the Draft Registration Statement on page 103 of Draft No. 3.

Financial Statements, page F-1

27.	We note from your disclosure on pages 23 and 72 that you license certain technology from others, however, we do not see any discussion of royalty payments in the footnotes. Please revise to disclose the terms of the royalty agreements and related accounting treatment, if material.

The Company supplementally advises the Staff that one of its licenses [B1] and under the other license, the Company paid total annual royalties of less than [B2] in 2013 and less than [B3] in 2014 and expects to pay approximately [B2] in 2015. Accordingly, the Company believes that the terms of its royalty agreements are not material and, therefore, disclosure of additional information about the royalty agreements and related accounting treatment would not provide meaningful information to investors. The information identified as [B1], [B2] and [B3] in the Company’s response to the Staff’s comment are set forth in Attachment B, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment B pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Accounts Receivable Allowances, page F-8

28.	We note that your revenue recognition policy primarily relates to sales to distributors, which represents approximately 70% of sales based on the disclosure on page 46. Please clarify for us if your revenue recognition policies are different with regards to OEMs ODMs or any other customers.

The Company supplementally advises the Staff that the Company’s revenue recognition policy is the same for product sales to OEMs, ODMs and other direct customers as it is for distributors: the Company recognizes revenue when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, transfer of title occurs, and the collectibility of the resulting receivable is reasonably assured. In addition, the Company estimates and records provisions for future returns and other charges against revenue at the time of shipment, consistent with the terms of sale. Such provisions as they relate to OEMs, ODMs and other direct customers have historically been immaterial and no reserves have been recorded.

With regard to distributors, and as noted on pages 58, F-8 and F-9 of Draft No. 3, the Company sells products to distributors at the price listed in its distributor price book. At the time of sale, the Company records a sales reserve for ship from stock and debits (“SSDs”), stock rotation rights and any special programs approved by management. The Company offsets the sales reserve against revenues, producing the revenue amount reported in the Company’s consolidated statements of operations for the periods presented.

Note 6. Segment Information, page F-19

29.	We note from your disclosure on pages 62 and 67 that you offer three product families, DataFlash, Fusion Flash, and Mavriq, and that revenue is evaluated based on product category. Please explain to us your consideration of the guidance in FASB ASC 280-10-50-40.

The Company respectfully submits that breakout of the Company’s revenue by product family is not required under FASB ASC paragraph 280-10-50-40. The Company concluded that it has one operating segment as its products share the same customers and targeted end markets, are similar in production processes and manufacturing flow and its chief decision-maker, the President and Chief Executive Officer of the Company, evaluates our performance and allocates resources based on companywide consolidated results. In addition, all of the Company’s products share support functions, such as sales, supply chain management and marketing, and general and administrative support, such as finance, legal, human resources, information technology and facilities.

The Company believes ASC 280-10-50-38 allows companies that have similar products within a segment to limit disclosure to revenue at the segment level. In reaching this conclusion, the Company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, the Company notes that the products are similar in nature, have a similar production process, classes of customers and degree of risk. The Company’s principal business is the design and manufacture of application-specific, feature-rich, ultra-low power NVM products.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

Note 8. Convertible Preferred Stock, page F-21

30.	We note your disclosure on page F-22 of the automatic conversion of the convertible preferred stock into shares of common stock upon the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, with gross proceeds of not less than $30 million. Please revise your disclosure of pro forma stockholders’ equity in Note 1 to clarify whether you expect to meet this condition for the conversion of the convertible preferred stock.

The Company has revised the Draft Registration Statement on page F-10 of Draft No. 3.

Note 9. Common Stock, Common Stock Warrants and Stock Option Plan, page F-24

31.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

The Company acknowledges the Staff’s comment and advises the Staff that underwriters for the Company’s initial public offering have not provided the Company with any formal valuation of the Company. The Company will provide the Staff with the Company’s proposed IPO price range when available. Further, once an estimated offering price range has been determined, the Company will disclose to the Staff the reasons for the differences, if any, between the proposed midpoint of the offering price range and the estimated grant-date fair values of its common stock during the past twelve months.

Note 13. Purchase of Serial Flash Memory Product Assets, page F-30

32.	We note your discussion herein and throughout the filing that you purchased certain assets from Atmel Corporation. We also see you recorded goodwill from the purchase. Please clarify for us whether you purchased a business or assets and provide us your analysis of how you made that determination. Please refer to the guidance in FASB ASC 805-10-25.

In September 2012, the Company completed the purchase of the serial flash memory product assets from Atmel Corporation. In connection with the purchase, the Company acquired and ascribed value to inventories, customer relationships, customer backlog, developed technology, non-compete agreements and property and equipment. In considering ASC 805 with regard to the acquisition, the Company determined that the purchase was appropriately reported as a business combination and the related disclosures and accounting complied with those requirements.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

Under ASC 805, a business generally consists of the following three elements: (i) inputs, (ii) processes applied to those inputs and (iii) outputs that are used to generate a return to investors. The Company’s evaluations included the following:

•	Inputs. As noted in ASC 805-10-55-4, inputs are defined as any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. In assessing inputs, the Company assessed whether any of the assets it acquired (e.g., acquired inventories, customer relationships and customer backlog), upon applying certain processes, would create economic output and result in a return to the Company. When applying a selling and distribution process to these inputs, the Company was able to generate revenue (e.g., fulfilling customer backlog to an existing customer by processing and shipping inventory acquired) which in turn resulted in an economic return to the Company.

•	Process. Under ASC 805-10-55-4, processes are defined as any system, protocol, convention or a rule that when applied to an input or inputs, creates or has the ability to create outputs. Applying a sales process to the inputs (e.g., acquired inventories, customer relationships and customer backlog) resulted in an output that provided an economic benefit to the Company.

In addition, ASC 805 emphasizes that to be considered a business, a set of activities and assets is required to have only the first two of three elements (i.e., inputs and processes), which together are or will be used to create outputs. In addition, if an acquired set of activities and assets is capable of being operated as a business from the viewpoint of a market participant, the assets acquired and liabilities assumed are a business subject to the requirements of ASC 805. For example, one of the assets acquired is developed technology, which by itself does not represent an economic output. However, when applying development and engineering processes to that technology, the Company is able to develop, manufacture and sell products which generate an economic return to the Company.

Given the foregoing, the Company respectfully submits to the Staff that the Company believes the purchase of assets from Atmel Corporation meets the definition of a business in accordance with ASC 805, and its disclosure meets the requirements of ASC 805. In light of the Staff’s comment, the Company has revised the Draft Registration Statement on page F-31 of Draft No. 3 to disclose that the purchase of assets from Atmel Corporation was accounted for as a business combination.

Item 15. Recent Sales of Unregistered Securities, page II-2

33.	Please reconcile the number of shares of convertible preferred stock issued in August 2013, as disclosed here, with the number disclosed on page F-6.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2015

The Company respectfully advises the Staff that the number disclosed on page F-6 also includes 714,285 shares of Series C Convertible Preferred Stock issued upon exercise of an outstanding warrant in September 2013, as disclosed on page F-24. The Company has revised the Draft Registration Statement on page II-2 of Draft No. 3 to reflect the issuance of these shares.

Exhibits

34.	Please include a complete version of Exhibit 10.11. We note that this document currently omits multiple exhibits and schedules. Please also file as an exhibit the “perpetual license” mentioned on pages 23 and 73.

The Company has resubmitted a copy of Exhibit 10.11 that includes the omitted exhibits and schedules. Additionally, the Company has submitted its perpetual licenses from Atmel Corporation as Exhibits 10.12 and 10.13 to Draft No.3.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or, in my absence, Shulamite Shen White at (415) 875-2375.

Sincerely,

/s/ William L. Hughes

William L. Hughes

Exhibits:

Attachment A (provided under separate cover) Attachment B (provided under separate cover)

cc:	Via E-mail
Narbeh Derhacobian Ron Shelton Mark A. Leahy, Esq.